UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Akari Therapeutics, PLC
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share (represented by American Depositary Shares)
(Title of Class of Securities)

00972G207
(CUSIP Number)

Rob Condon Dentons US LLP 1221 Avenue of the Americas New York, NY 10020 (212) 768-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G207

(1)		Names of reporting persons
Samir R. Patel

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
PF

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
5,745,834,167(1)(2)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
5,745,834,167(1)(2)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
5,745,834,167(1)(2)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
☒

(13)		Percent of class represented by amount in Row (11)
10.85%(2)(3)

(14)		Type of reporting person (see instructions)
IN

(1)	Comprised of Ordinary Shares (as defined below) represented by American Depositary Shares (as defined below). Each American Depositary Share represents 2,000 Ordinary Shares.

(2)	Includes (i) 5,326,799,500 Ordinary Shares and (ii) 419,034,667 options to purchase Ordinary Shares which are exercisable within 60 days from the date of this report. Excludes (i) 2,164,144,000 warrants to purchase Ordinary Shares (“Ordinary Share Warrants”) and (ii) 96,774,000 pre-funded warrants to purchase Ordinary Shares (“Prefunded Warrants” and together with the Ordinary Share Warrants, the “Warrants”). All Warrants held by the Reporting Person (as defined below) are subject to a 9.99% beneficial ownership limitation. The Reporting Person disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants.

(3)	The percentage of the Reporting Person’s beneficial ownership is based on 52,943,919,523 Ordinary Shares issued and outstanding as of December 3, 2024, as per information provided to the Reporting Person by the Issuer (as defined below).

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the “Issuer”). The address of the Issuer’s principal executive offices is 22 Boston Wharf Road, FL 7, Boston, Massachusetts, 02210.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name;

Samir R. Patel (the “Reporting Person”).

(b) Residence or business address;

c/o Akari Therapeutics, Plc., 22 Boston Wharf Road, FL 7, Boston, Massachusetts, 02210.

(c) Present principal occupation or employment;

Interim Chief Executive Officer, and director of the Issuer.

(d) Criminal Convictions:

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/State of Incorporation/Organization:

United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the closing of the Merger (as defined below) and the November 2024 Private Placement (as defined below), the Reporting Person purchased an aggregate of 3,411,495,500 Ordinary Shares (represented by American Depositary Shares), 96,774,000 Prefunded Warrants and 1,568,758,000 Ordinary Share Warrants, in various transactions, and was issued (i) 91,396,000 restricted Ordinary Shares and (ii) options to purchase up to 419,034,667 Ordinary Shares which are exercisable within 60 days from the date of this report. Such transactions were reported pursuant to Schedule 13D and Schedule13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 16 promulgated under the Exchange Act.

On November 14, 2024, the Issuer consummated a series of transactions pursuant to an Agreement and Plan of Merger, dated as of March 4, 2024, as amended, by and among the Issuer, Peak Bio Inc. (“Peak Bio”), and Pegasus Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub merged with and into Peak Bio, with Peak Bio surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Peak Bio was cancelled and converted into the right to receive 0.2935 ADSs. As such, the Reporting Person received 1,404,622,000 Ordinary Shares from the exchange of Peak Bio shares held by the Reporting Person at the Effective Time.

On December 2, 2024, the Issuer closed a private placement of the Issuer’s securities (the “November 2024 Private Placement”). The Reporting Person acquired 419,286,000 Ordinary Shares (represented by American Depositary Shares) and 419,286,000 Ordinary Share Warrants in the November 2024 Private Placement. The funds used by the Reporting Person to acquire the securities in the November 2024 Private Placement were from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

On November 14, 2024, the Reporting Person received the securities in the Merger, and on December 2, 2024, purchased the securities described in the November 2024 Private Placement as described in Item 3 above.

Prior to the closing of the Merger and November 2024 Private Placement, the Reporting Person was the owner of the securities as set forth in Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person, either in his individual capacity or as sole manager and member of PranaBio Investments LLC, beneficially owns an aggregate of 5,745,834,167 Ordinary Shares (represented by Ordinary Shares or American Depositary Shares), including an aggregate of 419,034,667 options to purchase Ordinary Shares exercisable within 60 days, which represents approximately 10.85% of the Issuer’s Ordinary Shares. The Reporting Person holds sole voting and dispositive power over all securities held by PranaBio Investments LLC.

As set forth above, the Reporting Person’s aggregate beneficial ownership percentage of the Issuer’s Ordinary Shares excludes (i) 2,164,144,000 Ordinary Share Warrants and (ii) 96,774,000 Prefunded Warrants. All Warrants held by the Reporting Person are subject to a 9.99% beneficial ownership limitation. The Reporting Person disclaims beneficial ownership of the securities issuable upon exercise of the Warrants.

The percentage of the Reporting Person’s aggregate beneficial ownership is based on 52,943,919,523 Ordinary Shares issued and outstanding as of December 3, 2024, as per information provided to the Reporting Person by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a), (b)

The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of the Reporting Person to this Schedule 13D are incorporated herein by reference.

The percentage of the Reporting Person’s beneficial ownership is based on 52,943,919,523 Ordinary Shares issued and outstanding as of December 3, 2024, as per information provided to the Reporting Person by the Issuer.

(c)

As described elsewhere in this Form 13D Amendment No. 1, in November 2024, the Reporting Person acquired 1,404,622,000 Ordinary Shares (represented by American Depositary Shares) in the Merger, and 419,286,000 Ordinary Shares (represented by American Depositary Shares) and 419,286,000 Ordinary Share Warrants in the November 2024 Private Placement.

(d)

Not applicable.

(e)

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	December 6, 2024

Signature	/s/ Samir R. Patel

Name	Samir R. Patel

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